Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

May 4, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Teligent, Inc. Registration Statement on Form S-3
Filed April 6, 2018
File No. 333-224188

Dear Mr. Gabor:

We are submitting this letter on behalf of Teligent, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 24, 2018 (the “Comment Letter”) from the Division of Corporate Finance and Office of Healthcare and Insurance relating to the above-referenced registration statement on Form S-3 of the Company initially filed with the Commission on April 6, 2018 (the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comments set forth in the Comment Letter. This letter is being filed with the Commission with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Any capitalized terms used herein, but not defined shall have the meanings ascribed to them in the Amended Registration Statement. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Comment 1:

We note your disclosure that you may issue purchase contracts for the purchase or sale of securities that may consist of securities of third parties. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Response 1:

In response to the Staff’s comment, we respectfully advise that we have updated the Amended Registration Statement to remove purchase contracts for the purchase or sale of securities.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission May 4, 2018 Page 2

Comment 2:

It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts obligate you to purchase from holders, and obligate holders to sell to you, securities at a purchase price that may be fixed or may be determined by a specific formula. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders or for holders to make periodic payments to you. Furthermore, the disclosure indicates that you may purchase contracts separately or as part of units each consisting of a purchase contract and one or more securities, including U.S. Treasury securities. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

Response 2:

`In response to the Staff’s comment, we respectfully advise that we have updated the Amended Registration Statement to remove purchase contracts for the purchase or sale of securities.

Comment 3:

We note the reference to "other property" that may be included in the purchase contracts. Please revise your disclosure to specify what other property may be included in the purchase contracts.

Response 3:

In response to the Staff’s comment, we respectfully advise that we have updated the Amended Registration Statement to remove purchase contracts for the purchase or sale of securities.

* * * * *

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6774 or JIPapernik@mintz.com with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Joel I Papernik
Joel I. Papernik

cc:	Teligent, Inc.
Jason Grenfell-Gardner, Chief Executive Officer
Martin Wilson, General Counsel

cc:	Securities Exchange Comission
Christine Westbrook